Harcom Productions, Inc.

7401 East 46th Place

Tulsa, OK 74145

Phone: (918) 664-9933

March 1, 2007

Mr. Larry M. Spirgel, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington D.C., 20549

Re:

Harcom Productions, Inc.

Request for Accelerated Effectiveness

File No. 333-139685

Dear Mr. Spirgel:

Harcom Productions, Inc. hereby requests accelerated effectiveness of our registration statement on SEC Form SB-2.  By requesting accelerated effectiveness we are aware of our responsibilities under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of March 6, 2007 at 9:00 a.m., which affords the SEC its required minimum of forty-eight (48) hours to respond.

Should you have any questions please do not hesitate to call me at (918) 664-9933.

Sincerely,

/s/ SHANE HARWELL

     Shane Harwell

     President